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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Online Resources Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
68273G101
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 4 Pages

CUSIP No.	68273G101	Page	2	of	4

1	NAMES OF REPORTING PERSONS Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,121,570 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,121,570 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,121,570 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO
(1) Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), and Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF” and, together with SVOF, the “Funds”), which are the registered holders of shares of Common Stock and Series A-1 Convertible Preferred Stock (“Preferred Stock”) of Online Resources Corporation beneficially owned by Tennenbaum Capital Partners, LLC.
(2) Based on (a) 26,478,113 shares of Common Stock of Online Resources Corporation outstanding as of July 27, 2007, as reported by Online Resources Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 14, 2007, and (b) 4,621,570 shares of Common Stock of Online Resources Corporation into which the Preferred Stock is initially convertible, computed in accordance with Rule 13d-3(d)(1).
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68273G101	Page 3 of 4
     This Amendment No. 2 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 2, 2007 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Online Resources Corporation, a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5(c) is hereby amended and restated as follows, in order to correct an error in the purchase dates set forth in the table below. The dates in the first two rows were incorrectly stated as 3/31/07, rather than the correct date of 10/31/07. Otherwise the table is unchanged from the previous filing.
     (c) The following transactions in Common Stock of the Issuer were open market purchases on the Nasdaq Global Market effected by the Reporting Person (or its affiliates) within 60 days prior to the filing of this Statement:

		Number of Shares
Date	Purchaser	of Common Stock	Price Per Share
10/31/07	SVOF	797,150	$9.0192
10/31/07	SVEF	336,350	$9.0192
11/1/07	SVOF	117,093	$8.9847
11/1/07	SVEF	49,407	$8.9847
11/2/07	SVOF	140,653	$9.1718
11/2/07	SVEF	59,347	$9.1718

CUSIP No. 68273G101	Page 4 of 4
SIGNATURE
                After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2007	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	/s/ David A. Hollander
David A. Hollander
Managing Director